UJI TIME CAFE CROUP

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	38,382.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12001 Accounts Receivable (A/R)	0.00
13001 Prepayment	-6,737.00
Furniture and Fixture:Furniture Acc.Depre.	1,468.00
Machinery & Equipment:Equip.Accumulated Depletion	67,521.00
15202 Accumulated Amortization of Other Assets	3,500.00
20000 Accounts Payable (A/P)	0.00
21001 Sharon Chase Credit Card	2,717.58
21002 John Credit Card 3050	5,505.02
21003 Sharon Chase Credit Card:Doug Chase Credit Card	711.03
21005 Benson AE credit card	1,823.24
Sharon Chase Credit Card:Douglas Sharon sub-account	1,299.35
20001 Payroll Clearing	-2,460.74
20003 Employee Tips Payable	0.00
20004 Sales Tax Payable	19,433.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**94,780.70**
Net cash provided by operating activities	**$133,163.61**
INVESTING ACTIVITIES	
15101 Furniture and Fixture	-1,468.00
15102 Machinery & Equipment	-67,522.33
15103 Leasehold Improvements	-154,129.58
15104 Vehicles	-59,788.60
Vehicles:Vehicles Acc. Depre.	18,000.00
16000 Security Deposits	-19,246.67
Net cash provided by investing activities	**$ -284,155.18**
FINANCING ACTIVITIES	
22002 Other Long Term Liabilities	44,469.36
30000 Opening Balance Equity	0.00
32000 Undistributed Retained Earnings	142,147.31
Net cash provided by financing activities	**$186,616.67**
NET CASH INCREASE FOR PERIOD	**$35,625.10**
Cash at beginning of period	-2,957.33
CASH AT END OF PERIOD	**$32,667.77**